Mail Stop 3010

February 1, 2010

Mr. Eric J. Cremers
Vice President, Finance and Chief Financial Officer
Potlatch Corporation
601 West 1st Ave., Suite 1600
Spokane, WA 99201

> **Re:** **Potlatch Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 2, 2009**
> **File No. 1-32729**

Dear Mr. Cremers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief